BIOSTAGE, INC.

84 October Hill Road, Suite 11

Holliston, Massachusetts 01746

August 10, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biostage, Inc. Registration Statement on Form S-1 (File No. 333-219978) CIK No. 0001563665 Filed August 15, 2017 Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Biostage, Inc. a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-219978), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on August 15, 2017.

The grounds upon which the Registrant is making this application of withdrawal are that the Registrant does not intend to proceed with the proposed rights offering on the terms described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been issued or sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477 under the Securities Act .

It is the Registrant’s understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Chad J. Porter, Esq. of Burns & Levinson LLP, counsel to the Registrant, by telephone at (617) 345-3686 or cporter@burnslev.com if you have any questions regarding the foregoing or if we can provide any additional information.

Thank you for your assistance with this matter.

Sincerely,

BIOSTAGE, INC.

By:	/s/ Thomas W. McNaughton
Name:	Thomas W. McNaughton
Title:	Chief Financial Officer

cc: Chad J. Porter, Esq., Burns & Levinson LLP